Exhibit 99.2

International Lease Finance Corporation and Subsidiaries

CONDENSED, CONSOLIDATED BALANCE SHEETS

	March 31, 2014	December 31, 2013
	(Dollars in thousands, except share and per share amounts) (Unaudited)
ASSETS
Cash and cash equivalents, including interest bearing accounts of $2,233,312 (2014) and $1,265,074 (2013)	$2,317,203	$1,351,405
Restricted cash, including interest bearing accounts of $1,121,195 (2014) and $451,179 (2013)	1,135,744	464,824
Net investment in finance and sales-type leases	238,483	211,116
Flight equipment	46,648,942	46,574,559
Less accumulated depreciation	14,499,325	14,121,522
	32,149,617	32,453,037
Deposits on flight equipment purchases	674,078	636,483
Lease receivables and other assets	942,273	934,063
Deferred debt issue costs, less accumulated amortization of $327,700 (2014) and $309,499 (2013)	251,330	258,189
	$37,708,728	$36,309,117
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued interest and other payables	$555,849	$639,082
Current income taxes and other tax liabilities	160,391	285,499
Secured debt financing, net of deferred debt discount of $12,154 (2014) and $5,058 (2013)	9,494,026	8,202,791
Unsecured debt financing, net of deferred debt discount of $29,258 (2014) and $31,456 (2013)	12,238,851	12,238,066
Subordinated debt	1,000,000	1,000,000
Derivative liabilities	5,548	8,348
Security deposits, deferred overhaul rental and other customer deposits	2,637,220	2,637,994
Deferred income taxes	4,047,914	3,854,452
Commitments and Contingencies—Note L
SHAREHOLDERS’ EQUITY
Market Auction Preferred Stock, $100,000 per share liquidation value; Series A and B, each series having 500 shares issued and outstanding	100,000	100,000
Common stock—no par value; 100,000,000 authorized shares, 45,267,723 issued and outstanding	1,053,582	1,053,582
Paid-in capital	1,272,604	1,272,604
Accumulated other comprehensive loss	(2,222)	(4,184)
Retained earnings	5,144,965	5,020,883
Total shareholders’ equity	7,568,929	7,442,885
	$37,708,728	$36,309,117

See notes to condensed, consolidated financial statements.

CONDENSED, CONSOLIDATED STATEMENTS OF INCOME

For the three months ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
	(Dollars in thousands) (Unaudited)
REVENUES AND OTHER INCOME
Rental of flight equipment	$1,048,603	$1,013,920
Flight equipment marketing and gain on aircraft sales	50,614	2,281
Other income	37,127	44,765
	1,136,344	1,060,966
EXPENSES
Interest	333,562	384,128
Depreciation of flight equipment	452,045	464,112
Aircraft impairment charges on flight equipment held for use	—	19,706
Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed	42,199	26,496
Loss on early extinguishment of debt	—	2,474
Aircraft costs	24,920	13,636
Selling, general and administrative	90,579	77,373
Other expenses	980	8,248
	944,285	996,173
INCOME BEFORE INCOME TAXES	192,059	64,793
Provision for income taxes	67,929	15,177
NET INCOME	$124,130	$49,616

See notes to condensed, consolidated financial statements.

CONDENSED, CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
	(Dollars in thousands) (Unaudited)
NET INCOME	$124,130	$49,616
OTHER COMPREHENSIVE INCOME
Net changes in fair value of cash flow hedges, net of taxes of $(786) (2014) and $(1,243) (2013) and net of reclassification adjustments	1,440	2,278
Change in unrealized fair value adjustments of available-for-sale securities, net of taxes of $(285) (2014) and $(100) (2013) and net of reclassification adjustments	522	184
	1,962	2,462
COMPREHENSIVE INCOME	$126,092	$52,078

See notes to condensed, consolidated financial statements.

CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2014 and 2013

	March 31, 2014	March 31, 2013
	(Dollars in thousands) (Unaudited)
OPERATING ACTIVITIES
Net income	$124,130	$49,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of flight equipment	452,045	464,112
Deferred income taxes(a)	192,392	22,629
Amortization of deferred debt issue costs	18,201	19,039
Amortization of debt discount	2,603	3,450
Amortization of prepaid lease costs	10,982	17,008
Aircraft impairment charges and fair value adjustments	42,199	46,202
Forfeitures of customer deposits	(1,812)	(14,604)
Loss on early extinguishment of debt	—	2,474
Other(b)	(48,833)	2,815
Changes in operating assets and liabilities:
Lease receivables and other assets	5,757	6,999
Accrued interest and other payables	(88,305)	(74,124)
Current income taxes and other tax liabilities(a)	(125,108)	(7,839)
Net cash provided by operating activities	584,251	537,777
INVESTING ACTIVITIES
Acquisition of flight equipment	(307,464)	(378,205)
Payments for deposits and progress payments	(105,669)	(123,162)
Proceeds from disposal of flight equipment	97,466	8,300
Restricted cash	(670,920)	303,425
Collections of notes receivable	595	430
Collections of finance and sales-type leases	13,701	16,397
Net cash used in investing activities	(972,291)	(172,815)
FINANCING ACTIVITIES
Proceeds from debt financing	1,492,500	1,263,887
Payments in reduction of debt financing, net of foreign currency swap settlements	(203,082)	(1,475,756)
Debt issue costs	(10,651)	(31,945)
Security and rental deposits received	34,668	69,544
Security and rental deposits returned	(22,130)	(26,399)
Overhaul rentals collected	105,024	173,972
Overhaul rentals reimbursed	(74,870)	(109,987)
Net change in other deposits	32,388	—
Payment of preferred dividends	(47)	(109)
Net cash provided by (used in) financing activities	1,353,800	(136,793)
Net increase in cash and cash equivalents	965,760	228,169
Effect of exchange rate changes on cash and cash equivalents	38	(487)
Cash and cash equivalents at beginning of period	1,351,405	3,027,587
Cash and cash equivalents at end of period	$2,317,203	$3,255,269

(a)
Current income taxes and other tax liabilities of $127,418 were reclassified to Deferred income taxes as a result of our adoption of new accounting guidance. See Note B of Condensed, Consolidated Financial Statements

(b)
Includes foreign exchange adjustments on foreign currency denominated cash, gain on aircraft sales, provision for losses on aircraft asset value guarantees, amortization of fees received on asset value guarantees, and other non-cash items needed to adjust net income.

See notes to condensed, consolidated financial statements.

Supplemental disclosure of cash flow information

	March 31, 2014	March 31, 2013
	(Dollars in thousands) (Unaudited)
Cash paid during the period for:
Interest, excluding interest capitalized of $7,368 (2014) and $5,375 (2013)	$366,567	$438,439
Income taxes, net	636(a)	385(a)

(a)	Includes $0.1 million and no payment to AIG for ILFC tax liability for the three months ended March 31, 2014 and 2013, respectively.

Non-cash investing and financing activities

2014:

Deposits on flight equipment purchases of $65,878 offset by Security deposits, deferred overhaul rental and other customer deposits of $19,906 were applied to Acquisition of flight equipment of $45,972.

Flight equipment in the amount of $50,678 and Lease receivables and other assets of $6,080 were reclassified to Net investment in finance and sales- type leases of $36,260 with $20,588 charged to expense.

Security deposits, deferred overhaul rental and other customer deposits of $50,390 were applied to Gain on sale of flight equipment.

Flight equipment in the amount of $33,683 was reclassified to Lease receivables and other assets.

2013:

Flight equipment in the amount of $12,738 was reclassified to Net investment in finance and sales-type leases.

Flight equipment in the amount of $8,196 was reclassified to Lease receivables and other assets.

Accrued interest and other payables of $6,486 were applied to Acquisition of flight equipment to reflect the fair value of an aircraft purchased under an asset value guarantee.

See notes to condensed, consolidated financial statements.

NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(Unaudited)

A. Basis of preparation

We are an indirect wholly-owned subsidiary of AIG. AIG is a leading global insurance company that provides a wide range of property casualty insurance, life insurance, retirement products, mortgage insurance and other financial services to customers in more than 130 countries.

The accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with GAAP for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

The accompanying unaudited, condensed, consolidated financial statements include our accounts and accounts of all other entities in which we have a controlling financial interest. See Note M—Variable Interest Entities for further discussions on VIEs. All material intercompany accounts have been eliminated in consolidation.

Results for the three months ended March 31, 2014 include out of period adjustments related to prior years, which increased after-tax income by $1.3 million. The out of period adjustments primarily relate to subsequent cash collections that should have been accrued as revenue during the year ended December 31, 2013.

Results for the three months ended March 31, 2013 include out of period adjustments related to prior years, which increased after-tax income by $8.3 million. The out of period adjustments primarily relate to IRS audit interest amounts recognized in the fourth quarter 2011 tax provision, which were reversed in the first quarter of 2013.

Management has determined, after evaluating the quantitative and qualitative aspects of these out of period adjustments, that our current and prior period financial statements are not materially misstated.

In the opinion of management, all adjustments considered necessary for a fair statement of the results for the interim periods presented have been included. Certain reclassifications have been made to the 2013 unaudited, condensed, consolidated financial statements to conform to the 2014 presentation. Operating results for the three months ended March 31, 2014, are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. These statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2013.

On December 16, 2013, AIG entered into an agreement with AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, for the sale of 100 percent of our common stock for consideration consisting of $3.0 billion in cash, a portion of which will be funded by a special distribution of $600.0 million to be paid by us to AIG upon consummation of the transaction, and approximately 97.6 million newly-issued AerCap common shares. The consideration has a value of approximately $5.4 billion based on AerCap’s pre-announcement closing price per share of $24.93 on December 13, 2013. The transaction is subject to required regulatory approvals, including all applicable regulatory reviews and approvals, as well as other customary closing conditions. The transaction was approved by AerCap shareholders on February 13, 2014 and is expected to close in the second quarter of 2014. In connection with the financing of the transaction, AerCap has entered into a $2.75 billion bridge credit agreement. At the closing of the transaction, we and certain of our subsidiaries will become guarantors of the facility. Additionally, AIG has entered into a credit agreement for a five-year senior unsecured revolving credit facility between AerCap Ireland as borrower and AIG as lender. The revolving credit facility provides for an aggregate commitment of $1 billion and permits loans for general corporate purposes after the closing of the transaction. We will become a guarantor of the facility after the closing of the transaction. In addition, AerCap has notified us that, immediately after the closing of our sale to AerCap, it intends to transfer our assets substantially as an entirety to AGAT, a wholly-owned subsidiary of AerCap, and AGAT will assume substantially all of our liabilities in connection with the transfer (the “Reorganization”). In anticipation of the Reorganization, we have entered into amendments to certain of our debt agreements, which amendments, in part, will provide that, subject to the effectiveness of the Reorganization, AGAT will be added as, or succeed to ILFC as, an obligor under these debt agreements, while ILFC will also agree to remain an obligor under the debt agreements.

At the completion of the transaction, we expect to apply purchase accounting to our consolidated financial statements which will adjust the carrying values of our assets and liabilities to their then-current fair values. Following the closing of the transaction, we will adopt AerCap’s accounting policies, which together with the application of purchase accounting, will impact the timing and amount of future revenues and expenses that we would recognize in our results of operations and may impact the classification of amounts recorded in our financial statements in subsequent periods.

B. Recent accounting guidance

Accounting standards adopted during 2014:

Presentation of unrecognized tax benefits

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carryforward or a tax credit carryforward (the “Carryforwards”). When the Carryforwards are not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with the related deferred tax assets. This standard is effective for fiscal years and interim periods beginning after December 15, 2013. Upon adoption, the standard must be applied prospectively to unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted the standard prospectively on January 1, 2014. See Note C—Income Taxes.

Future application of accounting guidance:

Reporting discontinued operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discounted operations presentation.

The standard is effective prospectively for all disposals of components (or classification of components as held for sale) of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications of components as held for sale) that have not been reported in financial statements previously issued. We plan to adopt the standard on its required effective date of January 1, 2015 and do not expect the adoption of the standard to have a material effect on our consolidated financial condition, results of operations or cash flows.

C. Income taxes

Our effective tax rate for the three months ended March 31, 2014 increased to 35.4% from 23.4% for the same period in 2013. The effective tax rate for the three months ended March 31, 2014 was impacted by minor permanent items and interest accrued on uncertain tax positions and IRS audit adjustments. Our effective tax rate for the three months ended March 31, 2013 was impacted by an $8.8 million interest refund allocation from AIG related to IRS audit adjustments, which had a beneficial impact to our effective tax rate and was discretely recorded for the three months ended March 31, 2013.

In July 2013, the FASB issued an accounting standard that requires a liability related to unrecognized tax benefits to be presented as a reduction to the related deferred tax asset for a net operating loss carryforward or a tax credit carryforward. We adopted the standard prospectively on January 1, 2014. Prior to our adoption of the standard, our U.S. federal net operating losses, to the extent they exceeded the amount of the unrecognized tax benefit for that year, were generally presented gross of any unrecognized tax benefits and classified as deferred tax assets. Due to our adoption of the standard, $127.4 million of our unrecognized tax benefits as of January 1, 2014 have been presented as a reduction of our deferred tax assets for net operating losses instead of reported as a component within Current income taxes and other tax liabilities.

D. Restricted cash

Restricted cash of $1,135.7 million and $464.8 million at March 31, 2014 and December 31, 2013, respectively, included cash that is restricted under our ECA facility agreement entered into in 2004 and the Ex-Im financing. Restricted cash at March 31, 2014, also included $685.5 million from our 2014 Secured Term Loan financing agreement. See Note J—Debt Financings.

E. Related party transactions

Related party allocations and fees:  We are party to cost sharing agreements, including tax, with AIG. Generally, these agreements provide for the allocation of corporate costs based upon a proportional allocation of costs to all subsidiaries. Our management believes the proportionate method used to allocate corporate costs is reasonable. It is not practicable to determine what the amounts of those expenses would have been had we operated on a stand-alone basis. Previously, we have also paid other subsidiaries of AIG a fee related to management services provided for certain of our foreign subsidiaries and we continue to earn management fees from two trusts consolidated by AIG for the management of aircraft we sold to the trusts in prior years. We are included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined/unitary basis. Settlement with AIG for taxes are determined in accordance with our tax sharing agreements. Currently, under the agreement AIG has entered into with AerCap, net tax payments under our tax sharing agreement with AIG have been temporarily suspended, and our tax sharing agreement with AIG will be terminated upon the consummation of the AerCap Transaction.

Expenses paid by AIG on our behalf:  We recorded $10.1 million in Paid-in capital for the year ended December 31, 2013 for compensation, legal fees and other expenses paid by AIG on our behalf for which we were not required to reimburse. AIG did not pay any expenses on our behalf for the three months ended March 31, 2014.

Derivatives and insurance premiums:  The counterparty of all of our interest rate swap agreements as of March 31, 2014, was AIG Markets, Inc., a wholly-owned subsidiary of AIG. See Note N—Fair Value Measurements and Note O—Derivative Financial Instruments. In addition, we purchase insurance through a broker who may place part of our policies with AIG. Total insurance premiums were $1.6 million and $2.0 million for the three months ended March 31, 2014 and 2013, respectively.

Our financial statements include the following amounts involving related parties:

	Three months ended
Income statement	March 31, 2014	March 31, 2013
	(Dollars in thousands)
Expense (income):
Effect from derivative contracts with AIG Markets, Inc.(a)	$290	$298
Interest on derivative contracts with AIG Markets, Inc.	2,015	3,496
Corporate costs from AIG, including allocations	2,073	6,627
Interest on time deposit account with AIG Markets(b)	(361)	(826)
Management fees received	(1,858)	(2,094)
Management fees paid to subsidiaries of AIG	—	31

Balance sheet	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Asset (liability):
Time deposit account with AIG Markets(b)	$606,678	$606,249
Derivative liabilities(a)	(5,548)	(8,348)
Current income taxes and other tax liabilities to AIG(c)	(191,860)	(316,293)
Accrued pension liability under AIG plan	(22,975)	(22,881)
Corporate costs payable to AIG and amounts owed to AIG subsidiaries	(698)	(783)
Equity increase (decrease):
AIG common stock transferred to AIG(d)	—	(924)
Expenses paid by AIG on our behalf	—	10,053

(a)	See Note O—Derivative Financial Instruments.

(b)
We have a 30-day interest bearing time deposit account with AIG Markets, Inc., all of which is available for use in our operations. If we request that funds be made available to us prior to the maturity date of the time deposit, we may have to pay a breakage fee to AIG Markets, Inc.

(c)	We paid approximately $0.1 million during the three months ended March 31, 2014, and approximately $0.4 million during the year ended December 31, 2013 to AIG for ILFC tax liability.

(d)	Shares represent forfeited awards under our deferred compensation plan, which were transferred as a dividend to AIG.

F. Other income

Other income was comprised of the following at the respective dates:

	Three months ended March 31,
	2014	2013
	(Dollars in thousands)
AeroTurbine revenue
Engines, airframes, parts and supplies	$102,042	$58,182
Cost of sales	(83,078)	(48,696)
	18,964	9,486
Interest and Other	18,163	35,279
Total	$37,127	$44,765

G. Aircraft impairment charges on flight equipment held for use

Management evaluates quarterly the need to perform a recoverability assessment of held for use aircraft considering the requirements under GAAP and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable. Some of these events or changes in circumstances may include potential disposals of aircraft (sales or part-outs), changes in contracted lease terms, changes in the lease status of an aircraft (leased, re-leased, or not subject to lease), repossessions of aircraft, changes in portfolio strategies, changes in demand for a particular aircraft type and changes in economic and market circumstances. Economic and market circumstances include the risk factors affecting the airline industry. Any of these events would be considered when it occurs before the financial statements are issued, including lessee bankruptcies occurring subsequent to the balance sheet date.

We did not record any impairment charges on Flight equipment held for use during the three months ended March 31, 2014. During the three months ended March 31, 2013, we recorded impairment charges of $19.7 million relating to two aircraft as a result of our recurring recoverability assessments.

H. Aircraft impairment charges and fair value adjustments on flight equipment sold or to be disposed

We periodically dispose of aircraft from our fleet held for use prior to the conclusion of their economic useful life through either a sale or part-out. As part of the recoverability assessment of our fleet, management assesses potential transactions and the likelihood that each individual aircraft will continue to be held for use as part of our leased fleet or if the aircraft will be disposed of through either a sale or part-out. If management determines that it is more likely than not that an aircraft will be disposed of through either a sale or part-out as a result of a potential transaction, a recoverability assessment is performed by comparing the carrying amount of the aircraft to the estimated future undiscounted cash flows expected to be generated by the aircraft. If the future undiscounted cash flows are less than the aircraft carrying amount, the aircraft is impaired and is re-measured to fair value in accordance with our Fair Value Policy. See Note N—Fair Value Measurements. The difference between the fair value and the carrying amount of the aircraft is recognized as an impairment loss or fair value adjustment separately in our Condensed, Consolidated Statements of Income. Further, if the aircraft meets the criteria to be classified as Flight equipment held for sale, we will reclassify the aircraft from Flight equipment into Lease receivables and other assets (subsequent to recording any necessary impairment charges or fair value adjustments).

We reported the following impairment charges and fair value adjustments on flight equipment sold or to be disposed:

	Three months ended
	March 31, 2014		March 31, 2013
	Aircraft impaired or adjusted	Impairment charges and fair value adjustments	Aircraft impaired or adjusted	Impairment charges and fair value adjustments
	(Dollars in millions)
Loss
Impairment charges and fair value adjustments on aircraft likely to be sold or sold (including sales-type leases)	2	$20.9	2	$9.5
Impairment charges on aircraft intended to be or designated for part- out	7	21.3(a)	8	17.0(a)
Total Impairment charges and fair value adjustments on flight equipment sold or to be disposed	9	$42.2	10	$26.5

(a)	Includes charges relating to two engines for the three months ended March 31, 2014, and one engine for the three months ended March 31, 2013.

I. Lease receivables and other assets

Lease receivables and other assets consisted of the following at the respective dates:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Lease receivables	$248,054	$229,354
AeroTurbine Inventory	235,781	257,676
Lease incentive costs, net of amortization	182,522	183,220
Straight-line rents and other assets	212,991	199,591
Goodwill and Other intangible assets	45,374	46,076
Notes and trade receivables, net of allowance(a)	17,551	18,146
	$942,273	$934,063

(a)	Notes receivable are primarily from the sale of flight equipment and are fixed with varying interest rates from 2.0% to 10.5%.

During the three months ended March 31, 2014 and 2013, we did not have any activity in our allowance for credit losses on notes receivable.

J. Debt financing

Our debt financing was comprised of the following at the respective dates:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Secured
Senior secured bonds	$3,900,000	$3,900,000
ECA and Ex-Im financings	1,602,084	1,746,144
Secured bank debt(a)	1,754,096	1,811,705
Institutional secured term loans	2,250,000	750,000
Less: Deferred debt discount	(12,154)	(5,058)
	9,494,026	8,202,791
Unsecured
Bonds and medium-term notes	12,268,109	12,269,522
Less: Deferred debt discount	(29,258)	(31,456)
	12,238,851	12,238,066
Total Senior Debt Financings	21,732,877	20,440,857
Subordinated Debt	1,000,000	1,000,000
	$22,732,877	$21,440,857

(a)
Of these amounts, $169.0 million (2014) and $173.5 million (2013) are non-recourse to ILFC. These secured financings were incurred by VIEs and consolidated into our Condensed, Consolidated Financial Statements.

The following table presents information regarding the collateral pledged for our secured debt as of March 31, 2014:

	March 31, 2014
	Debt outstanding	Net book value of collateral	Number of aircraft
	(Dollars in thousands)
Senior secured bonds	$3,900,000	$5,776,134	174
ECA and Ex-Im Financings	1,602,084	4,867,365	117
Secured bank debt(a)	1,754,096	2,546,808	61(a)
Institutional secured term loans	2,250,000	4,111,978	136(b)
Total	$9,506,180	$17,302,285	488

(a)
Amounts represent the net book value and number of aircraft securing ILFC secured bank term debt and do not include the book value or number of AeroTurbine assets securing the AeroTurbine revolving credit facility, under which $365.5 million is included in the total debt outstanding.

(b)	Includes SPEs owning 85 aircraft approved as collateral for our 2014 Secured Term Loan, of which, on the closing date we had transferred the equity in SPEs owning 43 aircraft into the structure.

Amendments to our debt agreements with respect to the Reorganization

In anticipation of the Reorganization described in Note A—Basis of Preparation, we have recently entered into amendments to certain of our debt agreements in order to reflect the Reorganization and to provide substantially the same level of credit support after the Reorganization as the holders of ILFC debt currently receive. Under the amendments to our debt agreements for our 2011 Secured Term Loan, 2012 Secured Term Loan, 2014 Secured Term Loan, Ex-Im financing, ECA financing, revolving credit facility and AeroTurbine revolving credit facility, AGAT has agreed, upon the effectiveness of the Reorganization, to assume the obligations and performance of certain covenants to be performed or observed by ILFC, and AerCap and certain subsidiaries of AerCap have agreed, upon the effectiveness of the Reorganization, to guarantee the obligations and the performance of certain covenants to be performed or observed by ILFC. ILFC has also agreed to continue to be an obligor under these debt agreements. The amendments to the revolving credit facility also extend maturities, add financial covenants and revise certain other financial and restrictive covenants. The new and revised financial covenants will be measured on a consolidated basis for AerCap and its subsidiaries.

In addition, upon the effectiveness of the Reorganization, AGAT will, by the terms of the indentures governing our secured and unsecured bonds, become the successor obligor of the secured and unsecured bonds issued under our indentures, including the bonds issued under our shelf registration statements filed with the SEC. As a result, AGAT will assume our reporting obligations after the effectiveness of the Reorganization. AerCap has also notified us that it intends for ILFC to also remain as an obligor for the secured and unsecured bonds and that AerCap and certain of its subsidiaries will also provide guarantees of AGAT’s and ILFC’s obligations under the secured and unsecured bonds.

Senior secured bonds

On August 20, 2010, we issued $3.9 billion of senior secured notes, with $1.35 billion maturing in September 2014 and bearing interest of 6.5%, $1.275 billion maturing in September 2016 and bearing interest of 6.75%, and $1.275 billion maturing in September 2018 and bearing interest of 7.125%. The notes are secured by a designated pool of aircraft, initially consisting of 174 aircraft, together with the attached leases and all related equipment, and cash collateral when required. In addition, two of our subsidiaries, which either own or hold leases attached to the aircraft included in the pool securing the notes, have guaranteed the notes. We can redeem the notes at any time prior to their maturity, provided we give notice between 30 to 60 days prior to the intended redemption date and subject to a penalty of the greater of 1% of the outstanding principal amount and a “make-whole” premium. There is no sinking fund for the notes.

The indenture and the aircraft mortgage and security agreement governing the senior secured notes contain customary covenants that, among other things, restrict our and our restricted subsidiaries’ ability to: (i) create liens; (ii) sell, transfer or otherwise dispose of the assets serving as collateral for the senior secured notes; (iii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iv) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; and (v)make investments in or transfer assets to non-restricted subsidiaries. The indenture also restricts our and the subsidiary guarantors’ ability to consolidate, merge, sell or otherwise dispose of all, or substantially all, of our assets.

The indenture provides for customary events of default, including but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness, and certain events of insolvency. If an event of default occurs, any amount then outstanding under the senior secured notes may immediately become due and payable.

ECA financings

We entered into ECA facility agreements in 1999 and 2004 through certain direct and indirect wholly- owned subsidiaries that have been designated as non-restricted subsidiaries under our indentures. The 1999 and 2004 ECA facilities were used to fund purchases of Airbus aircraft through 2001 and 2010, respectively. Each aircraft purchased was financed by a ten-year fully amortizing loan. New financings are no longer available to us under either ECA facility.

As of March 31, 2014, approximately $1.3 billion was outstanding under the 2004 ECA facility and no loans were outstanding under the 1999 ECA facility. The interest rates on the loans outstanding under the 2004 ECA facility are either fixed or based on LIBOR and ranged from 0.290% to 4.711% at March 31, 2014. The loans are guaranteed by various European ECAs. The obligations under the ECA financings are guaranteed on an unsecured basis by ILFC and we have collateralized the debt with pledges of the shares of wholly-owned subsidiaries that hold title to the aircraft financed under the facilities.

The 2004 ECA facility contains customary events of default and restrictive covenants. The 2004 ECA facility requires us to segregate security deposits, overhaul rentals and rental payments received under the leases related to the aircraft funded under the 2004 ECA facility (segregated rental payments are used to make scheduled principal and interest payments on the outstanding debt). The segregated funds are deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility. At March 31, 2014 and December 31, 2013, respectively, we had segregated security deposits, overhaul rentals and rental payments aggregating approximately $433.4 million and $450.4 million related to aircraft funded under the 2004 ECA facility. The segregated amounts fluctuate with changes in security deposits, overhaul rentals, rental payments and principal and interest payments related to the aircraft funded under the 2004 ECA facility. In addition, if a default resulting in an acceleration of the obligations under the 2004 ECA facility were to occur, pursuant to the cross-collateralization agreement described below, we would have to segregate rental payments, overhaul rentals and security deposits received after such acceleration event occurred from the leases relating to all the aircraft funded under the 1999 ECA facility that remain as collateral, even though those aircraft are no longer subject to a loan at March 31, 2014.

In addition, we must register the existing individual mortgages on certain aircraft funded under both the 1999 and 2004 ECA facilities in the local jurisdictions in which the respective aircraft are registered. The mortgages are only required to be filed with respect to aircraft that have outstanding loan balances or otherwise as agreed in connection with the cross-collateralization agreement described below.

We have cross-collateralized the 1999 ECA facility with the 2004 ECA facility. As part of such cross-collateralization, we (i) guarantee the obligations under the 2004 ECA facility through our subsidiary established to finance Airbus aircraft under the 1999 ECA facility; (ii) granted mortgages over certain aircraft financed under the 1999 ECA facility and security interests over other collateral related to the aircraft financed under the 1999 ECA facility to secure the guaranty obligation; (iii) have to maintain a loan-to-value ratio (aggregating the appraised value of the aircraft from the 1999 ECA facility and the 2004 ECA facility) of no more than 50% in order to release liens (including the liens incurred under the cross-collateralization agreement) on any aircraft financed under the 1999 or 2004 ECA facilities or other assets related to the aircraft; and (iv) agreed to apply proceeds generated from certain disposals of aircraft to obligations under the 2004 ECA facility.

On May 8, 2013, we amended our 2004 ECA facility, effective immediately, to remove the minimum consolidated tangible net worth covenant. In addition, the amendment made permanent the requirement to segregate funds and to register individual mortgages in local jurisdictions. Prior to the amendment, this requirement would have fallen away if our long-term debt ratings rose above a certain level.

Ex-Im financings

On December 19, 2012, we issued through a consolidated entity pre-funded amortizing notes with an aggregate principal amount of $287.0 million. The notes mature in January 2025 and scheduled principal payments commenced in April 2013. The notes are guaranteed by the Export-Import Bank of the United States and bear interest at a rate per annum equal to 1.492%. We used the proceeds from the notes to finance two Boeing 777-300ER aircraft, which serve as collateral for the notes and ILFC guarantees the notes on an unsecured basis.

Secured bank debt

2011 Secured term loan:  On March 30, 2011, one of our indirect, wholly-owned subsidiaries entered into a secured term loan agreement with lender commitments in the amount of approximately $1.3 billion, which was subsequently increased to approximately $1.5 billion. As of March 31, 2014, approximately $1.2 billion was outstanding under this agreement. The loan matures on March 30, 2018. The loan bears interest at LIBOR plus a margin of 2.75%, or, if applicable, a base rate plus a margin of 1.75%. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by ILFC and on a secured basis by certain wholly-owned subsidiaries of the subsidiary borrower. The security granted includes a portfolio of 54 aircraft, together with the attached leases and all related equipment, and the equity interests in certain SPEs that own the pledged aircraft, attached leases and related equipment. The 54 aircraft had an initial aggregate appraised value, as defined in the loan agreement, of approximately $2.4 billion, which equaled a loan-to-value ratio of approximately 65%. The subsidiary borrower, subsidiary guarantors and SPEs have been designated as non-restricted subsidiaries under our indentures.

The subsidiary borrower is required to maintain compliance with a maximum loan-to-value ratio, which declines over time, as set forth in the term loan agreement. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to the SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio.

The subsidiary borrower can voluntarily prepay the loan at any time. The loan facility contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of ILFC, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

AeroTurbine revolving credit agreement:  AeroTurbine has a credit facility that expires on December 9, 2015 and, after the most recent amendment on February 23, 2012, provides for a maximum aggregate available amount of $430 million, subject to availability under a borrowing base calculated based on AeroTurbine’s aircraft assets and accounts receivable. AeroTurbine has the option to increase the aggregate amount available under the facility by an additional $70 million, either by adding new lenders or allowing existing lenders to increase their commitments if they choose to do so. Borrowings under the facility bear interest determined, with certain exceptions, based on LIBOR plus a margin of 3.0%. AeroTurbine’s obligations under the facility are guaranteed by ILFC on an unsecured basis and by AeroTurbine’s subsidiaries (subject to certain exclusions) and are secured by substantially all of the assets of AeroTurbine and its subsidiary guarantors. The credit agreement contains customary events of default and covenants, including certain financial covenants. Additionally, the credit agreement imposes limitations on AeroTurbine’s ability to pay dividends to us (other than dividends payable solely in common stock). As of March 31, 2014, AeroTurbine had approximately $365.5 million outstanding under the facility.

Secured commercial bank financings:  In May 2009, ILFC provided $39.0 million of subordinated financing to an indirect, wholly-owned subsidiary that has been designated as non-restricted under our indentures. The entity used these funds and an additional $106.0 million borrowed from third parties to purchase an aircraft, which it leases to an airline. The loans had original maturity dates in May 2018 with interest rates based on LIBOR. On January 16, 2013, the subsidiary repaid both loans in full. In connection with the prepayment of these loans, we recognized losses aggregating $1.7 million from the write off of unamortized deferred financing costs.

In June 2009, ILFC borrowed $55.4 million through an indirect, wholly-owned subsidiary that had been designated as non-restricted under our indentures and that owns one aircraft leased to an airline. The loan partly amortized over five years with the remaining $27.5 million originally due in 2014, and the interest rate was fixed at 6.58%. On March 20, 2013, we repaid the loan in full. In connection with the prepayment of this loan, we recognized losses aggregating $0.8 million from the write off of unamortized deferred financing costs.

In March 2012, one of ILFC’s indirect, wholly-owned subsidiaries that had been designated as non-restricted under our indentures entered into a $203 million term loan facility that was used to finance seven Boeing 737-800s. The principal of each senior loan issued under the facility will partially amortize over six years, with the remaining principal payable at the maturity date. At March 31, 2014, approximately $169.0 million was outstanding and the average interest rate on the loans was 4.73%. The loans are non-recourse to ILFC except under limited circumstances and are secured by the purchased aircraft and lease receivables. The subsidiary borrower can voluntarily prepay the loans at any time subject to a 1% prepayment fee prior to March 30, 2015. On March 29, 2013, we amended certain financial covenants under our $203 million term loan facility. The subsidiary borrower under the $203 million term loan facility is prohibited from: (i) incurring additional debt; (ii) incurring additional capital expenditures; (iii) hiring employees; and (iv) negatively pledging the assets securing the facility.

Institutional secured term loans

Secured term loan 2012-1:  On February 23, 2012, one of our indirect, wholly-owned subsidiaries that had been designated as non-restricted under our indentures entered into a secured term loan agreement in the amount of $900 million. The loan matures on June 30, 2017, and initially bore interest at LIBOR plus a margin of 4.0% with a 1.0% LIBOR floor, or, if applicable, a base rate plus a margin of 3.0%. On April 5, 2013, we amended this secured term loan and simultaneously prepaid $150 million of the outstanding principal amount. In connection with the partial prepayment of this secured term loan, we recognized losses aggregating approximately $2.9 million from the write-off of unamortized deferred financing costs. The remaining outstanding principal amount of $750 million now bears interest at an annual rate of LIBOR plus 2.75%, with a LIBOR floor of 0.75%, or, if applicable, a base rate plus a margin of 1.75%. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by ILFC and on a secured basis by certain wholly-owned subsidiaries of the subsidiary borrower. The security granted includes the equity interests in certain SPEs of the subsidiary borrower that have been designated as non-restricted under our indentures. The SPEs initially held title to 62 aircraft, together with the attached leases and all related equipment, with an aggregate appraised base market value, as defined in the loan agreement, of approximately $1.66 billion as of December 31, 2011, equaling an initial loan-to-value ratio of approximately 54%. After giving effect to the amendment, certain collateral that had served as security for the secured term loan was released. As of March 31, 2014, the SPEs collectively own a portfolio of 51 aircraft, together with the attached leases and all related equipment, with an aggregate appraised base market value of $1.22 billion, equaling a loan-to-value ratio of approximately 61%. The loan requires a loan-to-value ratio of no more than 63%. If the subsidiary borrower does not maintain compliance with the maximum loan-to-value ratio, it will be required to prepay a portion of the outstanding loan, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. The principal of the loan is payable in full at maturity with no scheduled amortization. We can voluntarily prepay the loan at any time. The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of ILFC, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

Secured term loan 2012-2:  On April 12, 2012, one of our indirect, wholly-owned subsidiaries that had been designated as non-restricted under our indentures entered into a secured term loan agreement in the amount of $550 million. The loan had an original maturity date of April 12, 2016, and bore interest at LIBOR plus a margin of 3.75% with a 1% LIBOR floor. We prepaid this loan in full on May 30, 2013, and in connection with the prepayment, we recognized losses aggregating approximately $12.3 million from the write-off of unamortized deferred discount and financing costs.

2014 Secured term loan:  On March 6, 2014, one of our indirect, wholly-owned subsidiaries entered into a secured term loan agreement in the amount of $1.5 billion. The loan matures on March 6, 2021 and scheduled interest payments commence on June 30, 2014. The loan bears interest at LIBOR plus a margin of 2.75% with a 0.75% LIBOR floor, or, if applicable, a base rate plus a margin of 1.75%. The obligations of the subsidiary borrower are guaranteed on an unsecured basis by ILFC and on a secured basis by certain other wholly-owned subsidiaries of ILFC. The security granted includes the equity interests of the subsidiary borrower, its immediate parent and in certain indirect SPEs that will own the aircraft.

The net proceeds from the 2014 Secured Term Loan were deposited initially into a pledged cash collateral account. Designated non-restricted SPEs owning a combined portfolio of 85 aircraft and all related equipment and leases, with an average appraised base market value, as defined in the loan agreement, of approximately $2.5 billion as of December 31, 2013, have been identified and approved to serve as collateral for the 2014 Secured Term Loan. On the closing date we had transferred the equity in SPEs owning 43 aircraft into the structure and loan proceeds were released to the subsidiary borrower in an amount equal to approximately $797 million, net of discounts and commissions. As the equity in the remaining SPEs owning 42 aircraft is transferred into the structure, loan proceeds will continue to be released to the subsidiary borrower at an advance rate of up to 60.3% of the initial appraised base market value of the aircraft owned by such SPEs. At March 31, 2014, $807 million had been released to the subsidiary borrower.

The loan requires a loan-to-value ratio of no more than 70%. If compliance with the maximum loan-to-value ratio is not maintained, we will be required to prepay portions of the outstanding loans, deposit an amount in the cash collateral account or transfer additional aircraft to SPEs, subject to certain concentration criteria, so that the ratio is equal to or less than the maximum loan-to-value ratio. Subject to substitution rights, the portfolio of SPEs owning aircraft designated as collateral will be required to meet certain concentration criteria, including age of aircraft, location of lessees, model type of aircraft and percentage of aircraft leased to a single lessee. The principal of the loan is payable in full at maturity with no scheduled amortization. During the first six months of the 2014 Secured Term Loan, if we voluntarily prepay the loan in part or in full in connection with a repricing or refinancing of the loan, the amount prepaid will be subject to a 1% prepayment premium. We may voluntarily prepay the loan in part or in full without penalty or premium if such prepayment is not in connection with a repricing or a refinancing of the loan or otherwise after the six month anniversary of the closing date. The loan contains customary covenants and events of default, including covenants that limit the ability of the subsidiary borrower and its subsidiaries to incur additional indebtedness and create liens, and covenants that limit the ability of ILFC, the subsidiary borrower and its subsidiaries to consolidate, merge or dispose of all or substantially all of their assets and enter into transactions with affiliates.

We intend to use the proceeds from the 2014 secured term loan for general corporate purposes, including purchasing aircraft and maintaining our liquidity management policies.

Unsecured bonds and medium-term notes

Shelf registration statement:  We have an effective shelf registration statement filed with the SEC. We have an unlimited amount of debt securities registered for sale under the shelf registration statement.

At March 31, 2014, we had issued unsecured notes with an aggregate principal amount outstanding of approximately $9.5 billion under our current and previous shelf registration statements, including $750 million of 3.875% notes due 2018 and $500 million of 4.625% notes due 2021, each issued in March 2013, and $550 million of floating rate notes due 2016, issued in May 2013. The floating rate notes bear interest at three-month LIBOR plus a margin of 1.95%, with the interest rate resetting quarterly. At March 31, 2014, the interest rate was 2.183%. The debt securities outstanding under our shelf registration statements mature through 2022 and the fixed rate notes bear interest at rates ranging from 3.875% to 8.875%. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

Other senior notes:  On March 22, 2010 and April 6, 2010, we issued a combined $1.25 billion aggregate principal amount of 8.625% senior notes due September 15, 2015, and $1.5 billion aggregate principal amount of 8.750% senior notes due March 15, 2017, pursuant to an indenture dated as of March 22, 2010. The notes are not subject to redemption prior to their stated maturity and there are no sinking fund requirements.

The indentures governing our unsecured notes contain customary covenants that, among other things, restrict our, and our restricted subsidiaries’, ability to (i) incur liens on assets; (ii) declare or pay dividends or acquire or retire shares of our capital stock during certain events of default; (iii) designate restricted subsidiaries as non-restricted subsidiaries or designate non-restricted subsidiaries; (iv) make investments in or transfer assets to non-restricted subsidiaries; and (v) consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

The indentures also provide for customary events of default, including, but not limited to, the failure to pay scheduled principal and interest payments on the notes, the failure to comply with covenants and agreements specified in the indenture, the acceleration of certain other indebtedness resulting from non-payment of that indebtedness and certain events of insolvency. If any event of default occurs, any amount then outstanding under the relevant indentures may immediately become due and payable.

Unsecured revolving credit agreement

2012 Credit facility:  On October 9, 2012, we entered into a $2.3 billion three-year unsecured revolving credit facility with a group of 10 banks that expires on October 9, 2015. Our revolving credit facility provides for interest rates based on either a base rate or LIBOR plus a margin which was 2.0% at March 31, 2014, determined by reference to our ratio of consolidated indebtedness to shareholders’ equity as of December 31, 2013. The credit agreement contains customary events of default and restrictive covenants that, among other things, limit our ability to incur liens and transfer or sell assets. The credit agreement also contains financial covenants that require us to maintain a minimum interest coverage ratio and a maximum ratio of consolidated indebtedness to shareholders’ equity. As of March 31, 2014 and April 25, 2014, we had not drawn on our revolving credit facility.

Subordinated debt

In December 2005, we issued two tranches of subordinated debt totaling $1.0 billion. Both tranches mature on December 21, 2065. The $400 million tranche has a call option date of December 21, 2015 and has a fixed interest rate of 6.25% until the 2015 call option date. If we do not exercise the call option, the interest rate will change to a floating rate, reset quarterly, based on a margin of 1.80% plus the highest of (i) 3-month LIBOR; (ii) 10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. We can call the $600 million tranche at any time. The interest rate on the $600 million tranche is a floating rate with a margin of 1.55% plus the highest of (i) 3-month LIBOR; (ii) 10-year constant maturity treasury; and (iii) 30-year constant maturity treasury. The interest rate resets quarterly. At March 31, 2014, the interest rate was 5.21%. If we choose to redeem the $600 million tranche, we must pay 100% of the principal amount of the bonds being redeemed, plus any accrued and unpaid interest to the redemption date. If we choose to redeem only a portion of the outstanding bonds, at least $50 million principal amount of the bonds must remain outstanding.

Under the terms of the subordinated debt, failure to comply with a financial test requiring a minimum ratio of equity to total managed assets and a minimum fixed charge coverage ratio will result in a “mandatory trigger event”. If a mandatory trigger event occurs and we are unable to raise sufficient capital through capital contributions from AIG or the sale of our stock (in the manner permitted by the terms of the subordinated debt) to cover the next interest payment on the subordinated debt, a “mandatory deferral event” will occur. If a mandatory deferral event occurs, we would be required to defer all interest payments on the subordinated debt and be prohibited from paying cash dividends on our capital stock (including our market auction preferred stock) until we are in compliance with both financial tests or have raised sufficient capital to pay all accumulated and unpaid interest on the subordinated debt. Mandatory trigger events and mandatory deferral events are not events of default under the indenture governing the subordinated debt.

On July 25, 2013, we amended the financial tests in both tranches of subordinated debt after a majority of the holders of the subordinated debt consented to such amendments. The financial tests were amended by (i) replacing the definition of “Tangible Equity Amount” used in calculating our ratio of equity to total managed assets with a definition for “Total Equity Amount” that does not exclude intangible assets from our total stockholders’ equity as reflected on our consolidated balance sheet, and (ii) amending the calculation of the earnings portion of our minimum fixed charge coverage ratio by replacing the definition of “Adjusted Earnings Before Interest and Taxes” used in calculating such ratio with a definition for “Adjusted EBITDA” that excludes, among other items, interest, taxes, depreciation, amortization, all impairment charges and loss on extinguishment of debt. These amendments make it less likely that we will fail to comply with such financial tests.

Loss on extinguishment of debt

We did not incur any charges relating to loss on extinguishment of debt during the three months ended March 31, 2014. During the three months ended March 31, 2013, we prepaid the total amount outstanding under both tranches of the $106.0 million secured financing and the total amount outstanding under the $55.4 million secured financing. In connection with these prepayments, we recognized charges aggregating $2.5 million primarily from the write off of unamortized deferred debt issue costs.

K. Security deposits on aircraft, deferred overhaul rentals and other customer deposits

As of March 31, 2014 and December 31, 2013, Security deposits, deferred overhaul rentals and other customer deposits were comprised of:

	March 31, 2014	December 31, 2013
	(Dollars in thousands)
Security deposits paid by lessees	$1,030,103	$1,065,719
Deferred overhaul rentals	899,794	882,422
Rents received in advance and straight-line rents	451,543	460,785
Other customer deposits	255,780	229,068
Total	$2,637,220	$2,637,994

L. Commitments and contingencies

At March 31, 2014, we had committed to purchase 322 new aircraft, and 13 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments for certain contractual escalation provisions) of approximately $20.7 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney. In addition, AeroTurbine has agreed to purchase two used aircraft and two engines under other flight equipment purchase agreements for an aggregate purchase commitment of $31.3 million.

Asset value guarantees

We have previously contracted to provide guarantees on a portion of the residual value of certain aircraft to financial institutions and other third parties for a fee, some of which are still outstanding. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of March 31, 2014, ten guarantees had not been exercised while another three had been exercised and remain outstanding. Of the guarantees that had been exercised, we intend to purchase at least one aircraft. At March 31, 2014, the total reserves related to asset value guarantees aggregated $125.5 million and the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other features that may limit our exposure, was approximately $285.6 million.

Management regularly reviews the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. There were no provisions for losses on asset value guarantees recorded during the three months ended March 31, 2014 and $6.6 million, related to two guarantees, recorded during the three months ended March 31, 2013. The amounts recorded reflect the differences between the estimated fair market value of the aircraft at the expected purchase date and the guaranteed value of these aircraft, adjusted for contractual provisions that limit our expected losses. The carrying balance of guarantees, which consist of unamortized deferred premiums and reserves, were $128.6 million at March 31, 2014 and $128.7 million at December 31, 2013 are included in Accrued interest and other payables on our Condensed, Consolidated Balance Sheets.

Contingencies

Legal proceedings

Yemen Airways-Yemenia:  We are named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier. The plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The operative litigation commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in our favor and dismissed all of plaintiffs’ remaining claims. Plaintiffs have appealed the judgment, but we believe that we have substantial defenses on the merits and that we are adequately covered by available liability insurance. We do not believe that the outcome of the Yemenia lawsuit will have a material effect on our consolidated financial condition, results of operations or cash flows.

Air lease:  On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013 ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claims.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

We are also a party to various claims and litigation matters arising in the ordinary course of our business. We do not believe that the outcome of these matters, individually or in the aggregate, will be material to our consolidated financial condition, results of operations or cash flows.

M. Variable interest entities

Our leasing and financing activities require us to use many forms of SPEs to achieve our business objectives and we have participated to varying degrees in the design and formation of these SPEs. The majority of these entities are wholly-owned; we are the primary or only variable interest holder, we are the only decision maker and we guarantee all the activities of the entities. However, these entities meet the definition of a VIE because they do not have sufficient equity to operate without our subordinated financial support in the form of intercompany notes and loans which serve as equity. We have a variable interest in other entities in which we have determined that we are the PB, because we control and manage all aspects of the entities, including directing the activities that most significantly affect these entities’ economic performance, and we absorb the majority of the risks and rewards of these entities. We consolidate these entities into our Condensed, Consolidated Financial Statements and the related aircraft are included in Flight equipment and the related borrowings are included in Secured debt financings on our Condensed, Consolidated Balance Sheets.

We have variable interests in the following entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft. These two affiliated entities are consolidated into AIG’s financial statements.

N. Fair value measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Assets and liabilities recorded at fair value on our Condensed, Consolidated Balance Sheets are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure the fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets; Level 2 refers to fair values estimated using significant other observable inputs; and Level 3 refers to fair values estimated using significant non-observable inputs.

At March 31, 2014 and December 31, 2013, our derivative portfolio consisted of interest rate swap contracts. The fair value of these instruments are based upon a model that employs current interest and volatility rates, as well as other observable inputs, as applicable. As such, the valuation of these instruments is classified as Level 2.

Assets and liabilities measured at fair value on a recurring basis

The following table presents our assets and liabilities measured at fair value on a recurring basis, categorized using the fair value hierarchy described above:

	Level 1	Level 2	Level 3	Counterparty netting	Total
	(Dollars in thousands)
March 31, 2014
Derivative assets	$—	$—	$—	$—	$—
Derivative liabilities	—	5,548	—	—	5,548
Total	$—	$5,548	$—	$—	$5,548
December 31, 2013
Derivative assets	$—	$—	$—	$—	$—
Derivative liabilities	—	8,348	—	—	8,348
Total derivative liabilities, net	$—	$8,348	$—	$—	$8,348

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of flight equipment on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable.

The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

We recognized impairment charges and fair value adjustments for the three months ended March 31, 2014 and 2013, as provided in Note G—Aircraft Impairment Charges on Flight Equipment Held for Use and Note H—Aircraft Impairment Charges and Fair Value Adjustments on Flight Equipment Sold or to be Disposed.

The following table presents the effect on our Condensed, Consolidated Financial Statements as a result of the non-recurring impairment charges and fair value adjustments recorded to flight equipment during the three months ended March 31, 2014:

	Book value at December 31, 2013	Impairment charges	Reclassifications and other adjustments		Sales	Depreciation	Book value at March 31, 2014
	(Dollars in thousands)
Flight equipment	$101,124	$(42,199)	$(34,144)		$—	$(2,715)	$22,066
Flight equipment held for sale	—	—	—		—	—	—
Lease receivables and other assets	1,168	—	2,482		(259)	—	3,391
Net investment in finance and sales-type leases	—	—	35,790		—	—	35,790
Total	$102,292	$(42,199)	$4,128	(a)	$(259)	$(2,715)	$61,247

(a)	Represents collections and prepaid lease costs applied against the finance and sales-type leases.

Inputs to non-recurring fair value measurements categorized as Level 3

We measure the fair value of flight equipment on a non-recurring basis when GAAP requires the application of fair value. The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet is not recoverable; (ii) aircraft expected to be sold or parted-out is not recoverable; and (iii) aircraft is sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

For Flight equipment for which non-recurring impairment charges and fair value adjustments were recorded during the three months ended March 31, 2014, the following table presents the fair value of such Flight equipment as of the measurement date, the valuation technique, and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable inputs	Range (weighted average)
	(Dollars in millions)
Flight	$62.3	Income	Discount Rate	12.0% - 16.5%
Equipment		Approach		(13.1%)
			Remaining Holding Period	0 - 8 years (5 years)
			Present Value of Non-Contractual Cash Flows as a Percentage of Fair Value	20% - 100% (53%)

Sensitivity to changes in unobservable inputs

We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

O. Derivative financial instruments

From time to time, we may employ a variety of derivatives to manage exposures to interest rate and foreign currency risks. At March 31, 2014, we had interest rate swap agreements entered into with a related counterparty that mature through 2015. Previously, we also had two interest rate cap agreements with an unrelated counterparty in connection with a secured financing transaction that were scheduled to mature in 2018. We prepaid the debt related to our interest rate cap agreements during the three months ended March 31, 2013 and terminated our interest rate cap agreements.

All our interest rate swap agreements have been designated as cash flow hedges and changes in fair value of cash flow hedges are recorded in OCI. Where hedge accounting is not achieved, the change in fair value of the derivative is recorded in income. We did not designate the interest rate cap agreements as hedges, and all changes in fair value were recorded in income.

We have previously de-designated and re-designated certain of our derivative contracts. The balance accumulated in AOCI at the time of the de-designation is amortized into income over the remaining life of the previously hedged item. If the expected cash flows of the previously hedged item are no longer expected to occur, any related amounts remaining in AOCI would be immediately recognized in earnings.

All of our interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. Our interest rate swap agreements are recorded at fair value on our condensed, consolidated Balance Sheets in Derivative liabilities (see Note N—Fair Value Measurements). All of our derivatives were in a liability position at March 31, 2014. Our interest rate cap agreements were recorded at fair value and included in Lease receivables and other assets. Our derivative contracts do not have any credit risk related contingent features and we are not required to post collateral under any of our existing derivative contracts.

Derivatives have notional amounts, which generally represent amounts used to calculate contractual cash flows to be exchanged under the contract. The following table presents notional and fair values of derivatives outstanding at the following dates:

	Asset derivatives		Liability derivatives
	Notional value	Fair value	Notional value	Fair value
	(Dollars in thousands)
March 31, 2014
Derivatives designated as hedging instruments:
Interest rate swap agreements(a)	$—	$—	$148,788	$5,548
Total derivatives		$—		$5,548
December 31, 2013
Derivatives designated as hedging instruments:
Interest rate swap agreements(a)	$—	$—	$191,329	$8,348
Total derivatives		$—		$8,348

(a)	Converts floating interest rate debt into fixed rate debt.

During three months ended March 31, 2014, we recorded the following in OCI related to derivative instruments:

	Three months ended March 31,
Gain (loss)	2014	2013
	(Dollars in thousands)
Effective portion of change in fair market value of derivatives:
Interest rate swap agreements(a)	$1,944	$3,239
Amortization of balances of de-designated hedges and other adjustments	282	282
Income tax effect	(786)	(1,243)
Net changes in cash flow hedges, net of taxes	$1,440	$2,278

(a)	Includes the following amounts for the following periods:

Three months ended March 31, 2014 and 2013:  (i) effective portion of the unrealized gain or (loss) on derivative position recorded in OCI of $(71) and $(257), respectively, and (ii) amounts reclassified from AOCI into interest expense when cash payments were made or received on qualifying cash flow hedges of $2,015 and $3,496, respectively.

We estimate that within the next twelve months, we will amortize into earnings approximately $5.2 million of the pre-tax balance in AOCI under cash flow hedge accounting in connection with our program to convert debt from floating to fixed interest rates.

The following table presents the effect of derivatives recorded in Other expenses on the Condensed, Consolidated Statements of Income:

	Amount of gain or (loss) recognized in income on derivatives (ineffective portion)(a)
	Three months ended March 31,
	2014	2013
	(Dollars in thousands)
Derivatives designated as cash flow hedges:
Interest rate swap agreements	$(8)	$(16)
Derivatives not designated as a hedge:
Interest rate cap agreements	—	61
Reconciliation to Condensed, Consolidated Statements of Income:
Reclassification of amounts de-designated as hedges recorded in AOCI	(282)	(282)
Effect from derivatives	$(290)	$(237)

(a)	All components of each derivative’s gain or loss were included in the assessment of effectiveness.

P. Fair value disclosures of financial instruments

The carrying amounts and fair values (as well as the level within the fair value hierarchy to which the valuation relates) of our financial instruments are as follows:

	Estimated fair value
	Level 1	Level 2	Level 3	Total	Carrying amount of asset (liability)
	(Dollars in thousands)
March 31, 2014
Cash and Cash Equivalents, including restricted cash	$585,181	$2,867,766 (a)	$—	$3,452,947	$3,452,947
Notes receivable	—	19,702	—	19,702	17,551
Debt financings (including subordinated debt)	—	(24,397,732)	—	(24,397,732)	(22,732,877)
Derivative liabilities	—	(5,548)	—	(5,548)	(5,548)
Guarantees	—	—	(121,234)	(121,234)	(128,590)
December 31, 2013
Cash and Cash Equivalents, including restricted cash	$188,263	$1,627,966 (a)	$—	$1,816,229	$1,816,229
Notes receivable	—	19,686	—	19,686	18,146
Debt financings (including subordinated debt)	—	(22,963,578)	—	(22,963,578)	(21,440,857)
Derivative liabilities	—	(8,348)	—	(8,348)	(8,348)
Guarantees	—	—	(119,645)	(119,645)	(128,750)

(a)	Includes restricted cash of $1,135.7 million (2014) and $464.8 million (2013).

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash and Cash Equivalents:  The carrying value reported on the balance sheet for cash and cash equivalents and restricted cash approximates its fair value. We consider time deposits that are not readily available for immediate withdrawal as Level 2 valuations.

Notes Receivable:  The fair values for notes receivable are estimated using discounted cash flow analyses, using market quoted discount rates that approximate the credit risk of the issuing party.

Debt Financing:  The fair value of our debt financings, including the level within the fair value hierarchy, is determined at the end of each reporting period. We consider the frequency and volume of quoted prices of our debt in active markets, where available, in making our determination. The fair value of our long-term unsecured fixed-rate debt is estimated using a discounted cash flow analysis, based on our spread to U.S. Treasury bonds for similar debt. The fair value of our long-term unsecured floating rate debt is estimated using a discounted cash flow analysis based on credit default spreads. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on credit default spreads.

Derivatives:  Fair values were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable.

Guarantees:  Guarantees are included in Accrued interest and other payables on our Condensed, Consolidated Balance Sheets. Fair value is determined by reference to the underlying aircraft and guarantee amount. See Note L—Commitments and Contingencies—Asset Value Guarantees.

Q. Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of changes in fair value of derivative instruments that qualify as cash flow hedges and unrealized gains and losses on marketable securities classified as “available-for-sale.” The fair value of derivatives is based upon a model that employs current interest and volatility rates as well as other observable inputs, as applicable. The fair value of marketable securities was determined using quoted market prices.

The following tables present a rollforward of Accumulated other comprehensive loss:

	Three months ended March 31, 2014
	Gains and losses on cash flow hedges	Unrealized gains and losses on available- for-sale securities	Total
	(Dollars in thousands)
Balance at December 31, 2013	$(4,877)	$693	$(4,184)
Other comprehensive income before reclassifications	1,936	807	2,743
Amounts reclassified from AOCI	290	—	290
Income tax effect	(786)	(285)	(1,071)
Net increase in other comprehensive income	1,440	522	1,962
Balance at March 31, 2014	$(3,437)	$1,215	$(2,222)

	Three months ended March 31, 2013
	Gains and losses on cash flow hedges	Unrealized gains and losses on available- for-sale securities	Total
	(Dollars in thousands)
Balance at December 31, 2012	$(12,931)	$440	$(12,491)
Other comprehensive income before reclassifications	3,223	284	3,507
Amounts reclassified from AOCI	298	—	298
Income tax effect	(1,243)	(100)	(1,343)
Net increase in other comprehensive income	2,278	184	2,462
Balance at March 31, 2013	$(10,653)	$624	$(10,029)

The following table presents the classification and amount of reclassifications from AOCI to the Condensed, Consolidated Statements of Income:

	Three months ended
	March 31, 2014	March 31, 2013	Condensed, consolidated statements of income classification
	(Dollars in thousands)
Cash flow hedges
Interest rate swap agreements	$(8)	$(16)	Other expenses
Reclassification of amounts de-designated as hedges recorded in AOCI	(282)	(282)	Other expenses
	(290)	(298)
Available-for-sale securities Realized gains and losses on available-for-sale securities	—	—	Selling, general and administrative
	—	—
Total reclassifications	$(290)	$(298)